

Mailstop 3233

June 25, 2018

<u>Via E-mail</u>
Mr. Brian Dickman
Chief Financial Officer
Seritage Growth Properties
500 Fifth Avenue, Suite 1530
New York, NY 10110

**Re:** **Seritage Growth Properties**
**Form 10-K for the fiscal year ended December 31, 2017**
**Filed February 28, 2018**
**File No. 001-37420**

Dear Mr. Dickman:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2017</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 5 - Leases, page F-21</u>

1.      We note that the Master Lease provides the Company with the right to recapture up to approximately 50% of the space occupied by Sears Holdings at the Wholly Owned Properties. To the extent material, please disclose in future filings the amount of lease termination payments incurred by the Company with respect to recaptured space occupied by Sears Holdings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities